MAF Hospitality Investment Opportunity Follow Up!

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Jack Short

To: [redacted]

Reply Reply all

Good morning,

Hello Robert, I hope you are doing well! I saw your submission in regards to having interest in investing! Thank you for your interest and support, we really appreciate it. I would love t
opportunity with you. Feel free to let me know if you have any time this week for a chat! We are very excited for this opportunity and growing our mission and vision.

We have two separate opportunities for folks to invest. We have an accredited investor model as well as a non-accredited crowdfunding model that would be great to discuss. We ha
these initiatives!

In the meantime, I have attached our community crowdfunding page below for you take a look at. There are a few items that still need to be ironed out before doing a full-scale launc
to our guests first for a spot to reserve an investment. We have a limited amount of space in the crowdfunding raise being $1.2 million, however, it is still early. The reservation gives y
spot before we go public. With that being said, this is just a reservation. There is no obligation, commitment, or investment made until we launch. At that point you can accept or reje

Our Page!: Invest in MAF Hospitality : Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences | Wefunder, Home of the Community Round

Anyways, let me know what you think and I would love to chat about this with you! If you have any questions or concerns, please do not hesitate to reach out! Thanks again and have

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not
securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligatio

MAF HOSPITALITY

JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM

FOLINO ESTATE WINERY
Vintner's TABLE
VINTNERS INN

Book time to meet with me

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MAF Hospitality - Folino Estate Winery Equity Investment Opportunity! Summarize this email

Jack Short
To: [redacted]

Reply

Good morning David,

I hope you're having a fantastic day so far. My name is Jack Short, and I serve as the Project and Investor Relations Coordinator at MAF Hospitality. It's a pleasure to connec

I wanted to reach out to share that we have opened an Equity Investment opportunity for MAF Hospitality this month. This raise represents an exciting step forward for our c opportunity for investors who align with the mission and long-term vision outlined in our strategic plan.

Below is a link to our crowdfunding page, which we're in the process of launching. It includes a lot of great information, and I'd love to hear your thoughts when you have a c

Crowdfunding Page: Invest in MAF Hospitality : Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences | Wefunder, Home of the Community Round

Thank you very much and I would love to chat more!

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securitie price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Kind Regards,

MAF HOSPITALITY
JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM

FOLINO ESTATE WINERY
Vintner's TABLE
VINTNER'S INN

Book time to meet with me

Re: MAF Hospitality Materials, Soft Launch, & Opportunity! Summarize this email

Jack Short
To: Joseph Addolorato [redacted]
Cc: [redacted]

Reply

Hey Joe,

My apologies, we were chatting with legal from Wefunder today and there is a disclaimer we must send regarding the topics I listed in my original email. Here is the di

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will n accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation

Thanks again Joe!

JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM

Folino Estate Winery (MAF Hospitality Investment Materials) Summarize this email

Jack Short

To: [redacted]

Re

Good evening,

Hey Bill, I hope you are doing well so far today! I wanted to circle back and provide you the materials we discussed on our call earlier this week. I have our crowdfun
ask questions, and come back and we can dive into it deeper.

[Invest in MAF Hospitality : Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences | Wefunder, Home of the Community Round]

I also do have the regulation d investment opportunity like we discussed as well. Would you be interested in getting materials on that?

Anyways, let me know what you think and have a fantastic evening!

Best,

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited.
securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest in

MAF HOSPITALITY
JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM
FOLINO ESTATE WINERY
Vintner's TABLE
VINTNER'S INN

Book time to meet with me

Reply Forward

Folino Estate Winery (MAF Hospitality) Follow Up Summarize this email

Jack Short
To: [redacted]

Reply Reply

Hey Anthony,

Thank you very much for chatting this week; it was a good discussion. As we chatted about, I wanted to send you our pages for review. They are below.

MAF hospitality, llc
https://www.folinoestate.com/
https://www.vintners-table.com
https://www.vintners-inn.com/
https://andreafolino.com/

I also have our crowdfunding page if you were interested in taking a look at that!

Invest in MAF Hospitality : Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences | Wefunder, Home of the Community Round

Let me know what you think and have a fantastic weekend!

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it wil
securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obl

Best Regards,

JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM

Book time to meet with me

Folino Estate Winery Investment Follow Up Summarize this email

Jack Short
To: [redacted]

Reply Reply all

Good evening,

Hello Richard! I hope you are doing well so far today! I wanted to reach out and check in regarding your inquiry about being interested in looking at our investment opportunities we
appreciative of your interest and support in our mission and vision.

We are getting pretty close to launching here on both our accredited and non-accredited investment opportunities. Therefore, I wanted to check in once more to see if you would b
into more detail. If you are interested, I did not want you to miss out on our initiatives! We are very excited.

Anyways, I have our crowdfunding page attached here to take a look at. This is for the non-accredited side, however, if you have interest in our accredited investment, please feel fr
dive into that!

Our Page!: Invest in MAF Hospitality : Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences | Wefunder, Home of the Community Round

I would love to discuss further! Thank you so much again and we are greatly appreciative of your interest!

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will no
securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obliga

JACK SHORT
Project & Investor Relations Coordinator
O: [redacted]
C: [redacted]
MAFHOSPITALITY.COM

Book time to meet with me

Reply Forward